BB 7/9

[redacted]

SECURIT 02054473 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12421

RECD S.E.C.
JUN 17 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 050101 (MM/DD/YY) AND ENDING 043002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUVER AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2040 EAST MARKET STREET
(No. and Street)

YORK	PA	17402-2840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORVILLE H. LAUVER 717-755-2891
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBERG & BALTHASER, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

3540 N. PROGRESS AVENUE, SUITE 208,	HARRISBURG	PA	17110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CONFIDENTIAL

OATH OR AFFIRMATION

I, ORVILLE H. LAUVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAUVER AND COMPANY, INC., as of APRIL 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Orville H Lauver
Signature
ORVILLE H. LAUVER
PRESIDENT
Title

Notarial Seal
Anna G. Foust, Notary Public
York Twp., York County
My Commission Expires May 20, 2005
Member, Pennsylvania Association of Notaries

Anna G. Foust
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

LAUVER AND COMPANY, INC.

YORK, PENNSYLVANIA

A. This is to certify that the attached financial statement of Lauver and Company, Inc. as of April 30, 2002, is a true and correct statement of this firm.

B. That neither the firm nor any officer has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA

:SS

COUNTY OF YORK

On this 12th day of June, 2002, personally appeared before me, the subscriber, a notary public in and for the county aforesaid, Orville H. Lauver, President of the firm of Lauver and Company, Inc., who being duly sworn according to law, did depose and say that this report and the attached schedules are true and correct.

Orville H Lauver

Orville H. Lauver

Anna G. Foust

Notary Public

Notarial Seal
Anna G. Foust, Notary Public
York Twp., York County
My Commission Expires May 20, 2005
Member Pennsylvania Association of Notaries

CONFIDENTIAL

GOLDBERG & BALTHASER, P.C.
Certified Public Accountants

3540 N. PROGRESS AVENUE
SUITE 208
HARRISBURG, PENNSYLVANIA 17110

VOICE (717) 652-9200
FAX (717) 652-9201
gbcpa@desupernet.net

BERTRAM H. GOLDBERG, CPA
JACQUELINE M. BALTHASER, CPA

INDEPENDENT AUDITOR'S REPORT

May 30, 2002

Board of Directors
LAUVER AND COMPANY, INC.
York, Pennsylvania

We have examined the S.E.C. Focus Report, Form X-17A-5, Part IIA and the Statement of Cash Flows, of **LAUVER AND COMPANY, INC.** as of April 30, 2002. Our examination was made in accordance with generally accepted auditing standards, and accordingly included a review of the system of internal control and such tests of the accounting records and other auditing procedures which we considered necessary in the circumstances, including the auditing procedures prescribed by the Securities and Exchange Commission. No auditing procedures generally recognized as normal were omitted, nor were any procedures deemed necessary by us in the circumstances omitted.

In our opinion, the accompanying S.E.C. Focus Report, Form X-17A-5, Part IIA and accompanying Statement of Cash Flows presents fairly the financial position of **LAUVER AND COMPANY, INC.** as of April 30, 2002, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Respectfully submitted,

Goldberg & Balthaser, PC

CONFIDENTIAL

LAUVER AND COMPANY, INC.

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED APRIL 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 4,249
Adjustments to Reconcile Net Income to Net Cash provided by or used in Operating Activities -		
Depreciation	$ 7,279	
Decrease in Receivables	6,555	
Decrease in Prepaid Expenses	200	
(Decrease) in Accounts Payable	(53)	
(Decrease) in Commissions Payable	(3,277)	
Increase in Payroll Taxes Payable	3,046	
Total Adjustments		13,750
Net Cash Flows Provided from Operating Activities		17,999
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisitions of Equipment and Fixtures	(7,279)	
Net Cash Used in Investing Activities		(7,279)
NET INCREASE IN CASH AND CASH EQUIVALENTS		10,720
CASH AND CASH EQUIVALENTS - Beginning of Year		22,514
CASH AND CASH EQUIVALENTS - End of Year		$ 33,234

GOLDBERG & BALTHASER, P.C.
Certified Public Accountants

3540 N. PROGRESS AVENUE
SUITE 208
HARRISBURG, PENNSYLVANIA 17110

VOICE (717) 652-9200
FAX (717) 652-9201
gbcpa@desupernet.net

BERTRAM H. GOLDBERG, CPA
JACQUELINE M. BALTHASER, CPA

May 30, 2002

Board of Directors
LAUVER AND COMPANY, INC.
2040 E. Market Street
York, PA 17402

SUBJECT: A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

We have examined the S.E.C. Focus Report, Form X-17A-5, Part IIA, of **LAUVER AND COMPANY, INC.** as of April 30, 2002. Our examination did not find any material inadequacies to exist nor were any found to exist since the date of the previous audit. No corrective action is required, as no material inadequacies were found.

Respectfully submitted,

Goldberg & Balthaser, PC

LAUVER AND COMPANY, INC.

YORK, PENNSYLVANIA

ACCOUNTANTS' NARRATIVE REGARDING RECORDS

MAINTAINED AND PRACTICES FOLLOWED

The procedures followed in handling customers' transactions are as follows:

1. Lauver and Company, Inc. is a broker dealer that:

   : sells only Mutual Funds on a subscription basis and is licensed to sell Life Insurance and/or Variable Annuities also.

   : transmits promptly all funds received (made payable to a third party) in connection with such activity

   : does not accept and/or hold securities.

   : does not otherwise hold funds or accept securities for customers.

   : does not owe funds or securities to customers.

2. A minimum net capital in excess of $5,000 is maintained throughout the year.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA ANNUAL 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: LAUVER & COMPANY, INC. [0013]

SEC File Number: 8- 12421 [0014]

Address of Principal Place of Business: 2040 E. MARKET STREET [0020]

YORK [0021] PA [0022] 17402-2840 [0023]

Firm ID: 510 [0015]

For Period Beginning 05/01/2001 [0024] And Ending 04/30/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ORVILLE H. LAUVER - PRESIDENT [0030] Phone: (717) 755-2891 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

STATEMENT OF INCOME (LOSS)

Period Beginning 05/01/2001 [3932] Period Ending 04/30/2002 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b. Commissions on listed option transactions		[3938]
	c. All other securities commissions		[3939]
	d. Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		[3945]
	b. From all other trading		[3949]
	c. Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	820,616	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	620	[3995]
9.	Total revenue	821,236	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	490,725	[4120]
11.	Other employee compensation and benefits	182,484	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements ______ [4070]		

CONFIDENTIAL

14.	Regulatory fees and expenses		1,673 [4195]
15.	Other expenses		142,105 [4100]
16.	Total expenses		816,987 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		4,249 [4210]
18.	Provision for Federal Income taxes (for parent only)		0 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		4,249 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☒ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

CONFIDENTIAL

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			29,169 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			29,169 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			29,169 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		3,300 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	3,300 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			25,869 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	

B. Subordinated securities borrowings ____ [3670]

C. Trading and investment securities:

1. Exempted securities ____ [3735]

2. Debt securities ____ [3733]

3. Options ____ [3730]

4. Other securities 445 [3734]

D. Undue Concentration ____ [3650]

E. Other (List)

____ [3736A]	____ [3736B]
____ [3736C]	____ [3736D]
____ [3736E]	____ [3736F]
	____ [3736]

445 [3740]

10. Net Capital 25,424 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	588 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	20,424 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	24,542 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 8,822 [3790]

17. Add:

A. Drafts for immediate credit ____ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited ____ [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	[3820]

[3830]

19. Total aggregate indebtedness 8,822 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 35 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ____ [3860]

05/30/2002

We have compared the audited computation of net capital under rule 15C3-1 with the dealer's most recent Part IIA filing.In our opinion no material difference exists.

Goldberg & Balthaser PC

Goldberg & Balthaser, P.C.
Certified Public Accountants

CONFIDENTIAL

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

CONFIDENTIAL

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			24,920 [4240]
	A.	Net income (loss)		4,249 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			29,169 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]

GOLDBERG & BALTHASER, P.C.
Certified Public Accountants

3540 N. PROGRESS AVENUE
SUITE 208
HARRISBURG, PENNSYLVANIA 17110

VOICE (717) 652-9200
FAX (717) 652-9201
gbcpa@desupernet.net

BERTRAM H. GOLDBERG, CPA
JACQUELINE M. BALTHASER, CPA

May 30, 2002

Board of Directors
LAUVER AND COMPANY, INC.
2040 E. Market St.
York, PA 17402

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **LAUVER AND COMPANY, INC.** (the Company), for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely yours,

GOLDBERG & BALTHASER, P.C.

Jacqueline M. Balthaser

Certified Public Accountant

JMB/jv